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03029334

File No. 82-5227

August 8, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Personnel Change (dated July 30, 2003)
- Notice of Particulars of the Issuance of Stock Options (New Share Subscription Rights) (dated July 31, 2003)
- Notice of Determination of Paid-in Amount, Etc. Concerning Stock Options (New Share Subscription Rights) (dated July 31, 2003)

Yours truly,

Fusako Otsuka

FO/ah
Encl.

(Translation)

File No. 82-5227

July 30, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Personnel Change

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation held on July 30, 2003, a personnel change will be implemented, as described below:

Description

Personnel change

As of August 1, 2003

New Title	Name	Former Title
Managing Director, responsible for President Office and Corporate Planning Division	Keishi Nakayama	Managing Director, responsible for Corporate Planning Division and General Manager of President Office, General Manager of Secretary's Office and General Manager of Public Relations Department
Executive Officer and General Manager of President Office, General Manager of Secretary's Office and General Manager of Public Relations Department	Kouichi Fukazawa	

- END -

(Translation)

File No. 82-5227

July 31, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Particulars of the Issuance of Stock Options (New Share Subscription Rights)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on June 30, 2003, determined the particulars of the issuance of new share subscription rights to be issued as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan as approved at the 28th Ordinary General Meeting of Shareholders of the Company held on June 26, 2003, as described below.

The amount to be paid in upon exercise of a new share subscription right and other undecided items were determined on July 30, 2003 on which the new share subscription rights were scheduled to be issued.

Description

1. Date of issuance of the new share subscription rights:

   July 30, 2003

2. Total number of new share subscription rights to be issued:

   4,120 rights (100 shares per new share subscription right)

3. Issue price of a new share subscription right:

   Free of charge

4. Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

   412,000 shares of common stock of the Company

5. Amount to be paid in upon exercise of a new share subscription right:

   Undecided

6. Total amount of issue prices of shares to be issued upon exercise of the new share subscription rights:

   Undecided

7. Period for exercise of the new share subscription rights:

   July 31, 2005 through July 30, 2007

8. Terms and conditions of the exercise of new share subscription rights:

   (i) Any qualified grantee shall remain in office as Director, Corporate Auditor, Executive Officer, Advisor or employee of the Company or director of its subsidiaries when he/she exercises the new share subscription rights, unless he/she leaves office due to the expiration of the term of office, his/her mandatory retirement age or a transfer to another company within the Group or for any other reason on the part of the Company.

   (ii) If any qualified grantee dies, any statutory heir to him/her may succeed to and exercise only the new share subscription rights that remain unexercised then.

   (iii) No new share subscription right may be assigned or offered as collateral to any party other than a statutory heir to any qualified grantee.

   (iv) Any other term and condition of the exercise of the new share subscription rights shall be stipulated in a "contract of granting new share subscription rights" to be entered into between the Company and the qualified grantees.

9. Amount to be transferred to capital when the shares are issued upon exercise of the new share subscription rights:

   An amount to be paid in upon exercise of a new share subscription right multiplied by 0.5, with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen

10. Matter concerning a transfer of the new share subscription rights:

    Any transfer of the new share subscription rights shall be subject to the approval of the Board of Directors.

11. Number of qualified grantees and the breakdown:

    Directors, Corporate Auditors, Executive Officers, Advisors and employees of the Company and the directors of its subsidiaries, totaling 299 qualified grantees

For reference:

(1) Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders:

May 23, 2003

(2) Date of resolution of the Ordinary General Meeting of Shareholders:

June 26, 2003

(Note) In addition to the above items, a notice of the paid-in amount, etc. concerning the stock options (new share subscription rights) is given on July 31, 2003.

- END -

(Translation)

File No. 82-5227
July 31, 2003

Dear Sirs,



Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Determination of Paid-in Amount, Etc. Concerning Stock Options (New Share Subscription Rights)

Notice is hereby given that Sammy Corporation (the "Company") determined the amount to be paid in upon exercise of the new share subscription rights and other terms, in accordance with the resolution adopted at the meeting of its Board of Directors held on June 30, 2003, as described below:

Description

1. Issue date:

   July 30, 2003

2. Total number of new share subscription rights to be issued:

   4,120 rights

3. Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

   412,000 shares of common stock of the Company
   (Number of shares to be issued or transferred upon exercise of each new share subscription right: 100 shares)

4. Amount to be paid in upon exercise of a new share subscription right:

   ¥335,000 per new share subscription right
   (¥3,350 per share)

5. Total amount of issue prices of shares when issued upon exercise of the new share subscription rights:

   ¥1,380,200,000

6. Amount to be transferred to capital when the shares are issued upon exercise of the new share subscription rights:

   ¥1,675 per share

For reference:

(1) Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders:

May 23, 2003

(2) Date of resolution of the Ordinary General Meeting of Shareholders:

June 26, 2003

(3) Period for exercise of the new share subscription rights:

July 31, 2005 through July 30, 2007

- END -